August 11, 2006

Mail Stop 6010

Richard O. Faria
Chief Financial Officer
Scientific Technologies Incorporated
6550 Dumbarton Circle
Freemont, CA 94555

> **Re: Scientific Technologies Incorporated**
> **Amendment No. 2 to Schedule 14A**
> **Filed July 27, 2006**
> **File No. 000-12254**

Dear Mr. Faria:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of STIZ's Financial Advisor, page 8

1.   We note your response to comment 2 in our letter to you dated July 21, 2006. We are unable to concur with your conclusion that The Spartan's Group fairness opinion rendered in connection with the sale of the Automation Products Group business does not materially relate to the merger transaction. It appears that the completion of the APG sale is one of three mutually conditioned transactions to the closing of the merger. Please revise your disclosure to provide all information required by item 14(b)(6) of Schedule 14A regarding The Spartan Group's fairness opinion relating to the sale of APG.

Components of the Purchase Price, page 27

2.   We note your response to comment 5. Where your disclosure states that the estimated consideration will be $10.76 per share, please revise to explain why this differs from the $10.62 amount disclosed throughout your document, such as in your letter to shareholders and in your second Question and Answer on page 1.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director

cc(via facsimile): Drew Markham, Esq.